Exhibit 99.1

Points International Raises 2010 Guidance and Provides Business Update

TORONTO, April 21 /CNW/ - Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced that it is raising its 2010 revenue guidance. Points expects that 2010 revenue will be in the range of US$85 million to US$95 million. Points also reiterated its EBITDA(1) margin guidance range of three to five percent and net income profitability for the year.

"Material improvements in our forecasts have resulted in another increase to our 2010 guidance. Our revised outlook indicates solid growth over 2009 revenue of US$79.8 million. This performance suggests strong leadership and execution by the Points management team. The concentrated efforts put into business development, and in particular into aggressive marketing and merchandising of our products, have begun to deliver very strong results," said CEO Rob MacLean.

Earlier in the year, Points increased its revenue targets for 2010, from a prior range of US$60 million to US$70 million, to a revised range of US$75 million to US $85 million.

"We have worked closely with our largest loyalty partners to create innovative marketing programs that are driving substantial transaction activity. In turn, this activity will drive revenue and profits both for our partners and our company. In fact, transaction activity in the first quarter was up 33 percent from the same period in 2009. This exceeded our expectations, as the number of miles and points transacted correlates positively to ongoing marketing and merchandising efforts in support of our installed products. Also strengthening our forecast is:

- the recent launch of our first Transfer functionality for a major European partner in British Airways;

- the launch last week of new functionality enabling the sale of Delta SkyMiles on our points.com consumer site;

- continued progress in our partnership with Chase Ultimate Rewards - with two new integrations launched in recent weeks;

- and pending product launches with Alaska Airlines and AirTran Airways.

All of these factors, combined with strong performance from recent partnerships, increasing visibility into a robust new business pipeline and the upcoming launch of the new points.com web site, add up to a terrific outlook for 2010," added MacLean.

"We also remain focused on expanding profitability. As our revenue streams grow, we intend to continue to drive profits, and we are seeing improvements in annual EBITDA and net income performance. While we are pleased with progress on these measures, specifically with the overall growth we have experienced with some of our larger US-based partners, 2010 EBITDA projections are being negatively impacted by foreign exchange volatility and increased expenses related to this year's Annual General Meeting. Although these impacts preclude changes to our EBITDA range at this time, we believe there may be further EBITDA upside in 2010 should European currencies in particular rebound from the recent lows versus the US Dollar. A focus on aggressively expanding our revenue footprint, while improving the bottom line results of our business, is setting the stage for exciting growth for all stakeholders," concluded MacLean.

Annual General Meeting

The Annual General Meeting will take place at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, on Tuesday, May 11, 2010 at 9:00 a.m. (Toronto Time). The Notice of Meeting and Management Information Circular, along with a BLUE form of proxy has been mailed to shareholders. These materials are also available online at www.points.com and www.sedar.com. Please review the information and vote your BLUE proxy by Friday, May 7, 2010 at 9:00 a.m. (Toronto Time) to ensure it is counted at the Meeting. For any questions or assistance, please call Kingsdale Shareholder Services at 1-888-518-6554.

Management is pleased to be nominating Michael Beckerman as a new Board Member this year. With his impressive consumer marketing and e-commerce background with companies including NIKE, MVP.com, and BMO, he is expected to add a valuable new voice to the current Board's long standing experience with the Company.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management Web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Aeroplan(R), AsiaMiles(TM), British Airways Executive Club, Wyndham Rewards(R), Delta SkyMiles(R) and InterContinental Hotels Group's Priority Club(R) Rewards. Redemption partners include Amazon.com(R) and Starbucks. For more information, visit http://www.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2010 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

(1) EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring charges) is considered by management to be a useful measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

For further information: Rob MacLean, Chief Executive Officer, (416) 596-6390, Rob.MacLean(at)points.com